FOR IMMEDIATE RELEASE

JED OIL INC. AND JMG EXPLORATION, INC. ANNOUNCE PROPOSED INITIAL PUBLIC OFFERING OF JMG EXPLORATION, INC.

JED Shareholders Have Opportunity to Participate in the IPO

All dollar amounts quoted in this news release are in U.S. dollars.

Calgary, Alberta – Friday, January 21, 2005 – JED Oil Inc. (Amex: JDO) and JMG Exploration, Inc. today announced the proposed initial public offering of JMG Exploration, Inc. (“JMG”), a U.S. exploration company.  Subject to regulatory approvals, JMG plans to offer to JED’s shareholders one unit of JMG for every five shares of JED owned as of February 1, 2005.  Each unit will be priced at $5.10 and will consist of one share of JMG common stock and a stock purchase warrant entitling the holder to purchase one share of JMG at $5.00 per share.  The warrants expire one year following the completion of the JMG IPO.  The registration statement JMG filed with the SEC on October 29, 2004 with respect to its offering will be amended to reflect these changes.  It is expected that the common stock and warrants will trade independently. JMG has applied to list these securities on the ARCA Tier II.

By way of example, if a JED shareholder owns 1,000 shares, that shareholder will be entitled to purchase 200 units consisting of 200 common shares of JMG and 200 warrants entitling the holder to purchase one share of JMG at $5.00 for each warrant held within one year from the effective date of the registration statement.

As previously announced, JED invested $1,000,000 to purchase 250,000 common shares in JMG and originally negotiated a right for JED shareholders to purchase shares in JMG by way of a rights offering.  Under the prior arrangement, JED shareholders were to receive a transferable right to purchase one unit for every five shares of JED owned as of a record date to be established.  The unit was priced at $4.00 and was to consist of one share of JMG common stock and one warrant to acquire an additional share at $4.25 per share.  It was determined that restructuring and pricing this offering as an IPO would be more feasible from a regulatory standpoint.

“Due to the complex regulatory requirements of a cross border rights offering to JED shareholders, JMG’s Board determined that an IPO directed to JED shareholders accomplishes the same goal of allowing JED’s shareholders to participate in JMG.  Therefore shareholders of JED on Feb. 1, 2005 will be entitled to purchase from Gilford Securities, JMG’s IPO underwriter, units in JMG Exploration, Inc.," stated Reg Greenslade, Chairman of JED.

In addition to JED’s $1,000,000 investment, JMG has been financed by way of private placement of 1,950,000 convertible, partially redeemable preferred shares resulting in a pre-IPO capitalization of $8.8 million.  The original plan called for the redemption of up to 80% of the preferred shareholders’ initial investment.  Due to the significant inventory of prospect opportunities, JMG will not be redeeming any of the preferred shares, rather the preferred shares will be converted into common shares.  If any of the JED shareholders do not participate in the JMG IPO, those units will be offered through Gilford Securities to the public.

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JED OIL/ JMG Exploration News Release

January 21, 2005

If all of the JMG units are sold, the capitalization of JMG will be JED owning 250,000 common shares, JED shareholders and others participating in the JMG IPO owning 1.9 million common shares and the current JMG preferred shareholders owning 1,950,000 common shares.  There is also an over allotment option of 285,000 shares in the IPO, which if exercised would result in JMG’s total capitalization of 4.385 million shares of common stock, 1.95 million warrants exercisable at $4.25/share, 487,500 warrants issued to JMG preferred shareholders exercisable at $6.00/share and 1.9 million warrants exercisable at $5.00/share with an over allotment of 285,000 warrants also exercisable at $5.00/share.  On a fully diluted basis, assuming the exercise of all warrants and conversion of preferred shares, 9,007,500 common shares would be outstanding.  JED will be represented with two seats on the five member JMG Board of Directors.

It is anticipated that JMG will be active in both the U.S. and Canada.  Participation in JMG will provide JED with additional development opportunities that supplement the ongoing acquisition efforts of Enterra Energy Trust (“Enterra”) (NASDAQ: EENC, TSX: ENT.UN).  JED will continue its joint venture work with Enterra on its current properties and any properties acquired in the future.  “Our partnership with and investment in JMG, adds a new and timely dimension to JED’s growth prospects,” said Al Williams, President of JED.

If JMG’s exploration efforts result in the discovery of commercially viable reserves with the potential for a substantive development project, Enterra will have the right to purchase up to 80% of the property and both Enterra and JMG will enter into a joint venture or farmin arrangement with JED for development of the properties.  “JMG gives our shareholders the opportunity to invest in an exploration venture as well as providing development opportunities to JED once the exploration risk has been mitigated,” concluded Mr. Greenslade.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions, rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:  This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. Neither JED Oil nor JMG Exploration undertakes any obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Rob Greenberg (212) 836-9611

(403) 537-3250

www.theequitygroup.com